

Mail Stop 4631

October 8, 2009

Mr. Hon Wan Chan
Sino Clean Energy Inc.
Room 2205, Suite A, Zhengxin Building
No. 5 Gaoxin 1st Road, Gao Xin District
Xi'an, Shaanxi Province
People's Republic of China

> **RE: Sino Clean Energy Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 3, 2009**
> **File #0-51753**

Dear Mr. Chan:

　　We have reviewed your response letter dated August 11, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008
Item 9A. Controls and Procedures, page 25

2. We note from your response to our prior comment five that you concluded that your disclosure controls and procedures were not effective at December 31, 2008. We further note that you concluded your disclosure controls and procedures were effective at March 31, 2009 and June 30, 2009. Please revise future filings to include a specific and comprehensive discussion regarding what changes in your control structure enabled you to conclude that your disclosure controls and procedures were effective subsequent to December 31, 2008.

3. Please ensure that when you file your Form 10-K/A for the fiscal year ended December 31, 2008 your disclosure complies with our prior comment six.

Form 10-Q for the quarterly period ended March 31, 2009
Results of Operations, page 17

4. We note your response to our prior comment eight. It does not appear that your Form 10-Q for the period ended June 30, 2009 includes disclosures to comply with our previous comment. Please confirm that such disclosures will be included in your Form 10-Q for the period ended September 30, 2009 and in all subsequent filings.

Form 10-Q for the quarterly period ended June 30, 2009
Condensed Consolidated Statements of Cash Flows, page 6

5. Please tell us how you determined it was appropriate to include proceeds from the disposal of property within your financing activities.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief